SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 15, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	March 14, 2006

TAM issues shares on the New York Stock Exchange

São Paulo, Brazil, March 14, 2006 - TAM S.A., (Bovespa: TAMM4 and NYSE: TAM), issued Shares, in the form of ADSs (American Depositary Shares) represented by ADRs (American Depositary Receipts) begin to be traded last Friday on the NYSE – New York Stock Exchange with the symbol TAM. The IPO – initial public offering of shares on the NYSE corresponds to the international offer and is part of the global offer that TAM is making in Brazil and abroad by means of a simultaneous primary distribution of 5,000,000 new preference shares and a secondary distribution of 30,618,098 shares belonging to existing shareholders.

The international offer can be increased by a supplementary lot of up to 15% of the total ADSs initially offered. These options are designed exclusively to meet a possible excess of demand which might be detected during the Global Offer.

The net resources obtained from the share issue giving rise to the primary distribution will be used by TAM S.A. entirely to finance its activities by means of capital infusions in its operational subsidiaries. It is intended that 80% of such resources will be used to finance the renewal and expansion of its fleet, with the acquisition or lease of aircraft. The remainder of resources will be used for working capital.

This operation is being coordinated by Credit Suisse (USA) LLC and Pactual Capital Corporation as joint global coordinators and bookrunners and Merril Lynch (joint lead manager). The publication of the announcement of the termination of the offer is expected for April 17.

In Brazil, the shares of TAM are traded at Level 2 on the São Paulo stock exchange – BOVESPA. Level 2 corresponds to companies who adopt differentiated practices of corporate governance as defined by the Brazilian stock exchange. Furthermore, TAM's corporate statutes assure all shareholders the right to be included in a public offer for control of the Company, thus ensuring they receive treatment equal to that given to the majority or controlling shareholder – i.e. a full 100% tag along.

TAM has been the market leader in civil aviation in Brazil since July 2003 and in February 2006 obtained a market share of 44.4%, according to data provided by DAC. At present, the Company flies to 46 destinations in Brazil. When agreements with regional carriers are taken into consideration, the total number of domestic destinations increases to 73.

International operations comprise direct flights to five destinations: New York and Miami (USA), Paris (France), Buenos Aires (Argentina) and Santiago (Chile). With its subsidiary TAM Mercosur, it serves a further seven destinations: Assunção, Ciudad del Este and Pedro Juan Caballero (Paraguay), Montevidéu and Punta del Este (Uruguay), Santa Cruz de la Sierra and Cochabamba (Bolivia). Furthermore it maintains code-share agreements with international airlines which permit that the passenger can fly to a great diversity of destinations throughout the world.

Investor Relations Contact:	Press Agency Contact:
Phone: +55 (11) 5582-9715	Phone: +55 (11) 5582-8167
Fax: +55 (11) 5582-8149	Fax: +55 (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br (acess Investor Relations)

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.